SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s third quarter of
2016 financial and operating report

Mexico City, October 27, 2016 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2016.

We ended September with 366 million access lines, 0.5% less than a year before. This figure includes 284 million wireless subscribers, 34 million landlines, 27 million broadband accesses and 22 million Pay TV units.

On the mobile platform, we added 750 thousand postpaid subs in the third quarter. Our postpaid base was up 5.7% from the year before whereas the prepaid one was down 3.5%. On the fixed line platform, RGUs were up 3.1% year-on-year, driven by broadband accesses that were up 8.3%.

Third quarter revenues totaled 250 billion pesos. They were up 11.8% year-on-year in Mexican peso terms and 3.1% at constant exchange rates. Service revenues were flat relative to the year-earlier quarter at constant exchange rates, which was an improvement of two percentage points relative to the year-on-year decline posted in the second quarter.

EBITDA improved 1.5% annually in Mexican peso terms, to 67.7 billion pesos. At constant exchange rates EBITDA was down 5.4%; it was nevertheless a significant recovery relative to the 13.2% reduction observed the prior quarter.

Our operating profits were 30 billion pesos in the quarter. With comprehensive financing costs of 24.7 billion pesos, our net income totaled 2.1 billion pesos in the quarter, up from a 2.9 billion pesos loss a year before.

In the nine months to September we made capital expenditures in the amount of 100.5 billion pesos, reduced our net debt by 19.0 billion pesos and distributed to shareholders 9.6 billion pesos in dividends and share buybacks. These outlays were funded with our cash flow, the unwinding of certain currency hedges, distributions received from our investments in Europe and the sale of a part of our stake in Telekom Austria.

Our gross debt has come down by the equivalent of 3.5 billion dollars since December; our dollar-denominated obligations in particular were reduced by 4.3 billion dollars in the period. Our ratio of net debt to LTM EBITDA came in at 2.2x and was similar to the one of the second quarter.

América Móvil’s Subsidiaries as of September 2016
Country	Brand	Business	Equity Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.7%
	Sección Amarilla(1)	other	98.4%
	Telvista	other	89.4%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.6%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless	100.0%
	Telmex(1)	wireline	98.4%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.85%.

Relevant Events

In July we sold 58 million shares of Telekom Austria, bringing down our ownership interest of the company to 51% from 59.7%. This had been agreed with the Austrian Government in the Syndicate Agreement subscribed in 2014.

We covered the Olympic Games in Rio through our platforms Claro Video and Claro Sports. Other than in Brazil, where it was not exclusive, we had the exclusive rights to transmit the Games throughout Latin America on all platforms, including open broadcast, cable and streaming. Altogether we transmitted 903 events in 16 countries, which entailed 780 million minutes. It was therefore the most accessible and better connected event in Latin America.

On October 6, 2016, a Shareholders’ Meeting approved a scrip dividend of MXP $0.14 (Fourteen Mexican Pesos cents), per share, payable on November 14, 2016. At their election, the shareholders will receive said dividend in either cash or in shares (series “L” shares), or in a combination thereof.

América Móvil Fundamentals
	3Q16	3Q15
Earnings per Share (Mex$) (1)	0.03	-0.04
Earning per ADR (US$) (2)	0.03	-0.05
EBITDA per Share (Mex$) (3)	1.03	1.00
EBITDA per ADR (US$)	1.10	1.22
Net Income (millions of Mex$)	2,123	-2,884
Average Shares Outstanding (billion)	65.51	66.45
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) EBITDA/ Average Shares Outstanding

Access Lines

We had a total of 366.2 million access lines at the end of September, 0.5% below the same period of last year. This figure includes 283.9 million wireless subscribers, 33.7 million landlines, 26.5 million broadband accesses and 22.0 million Pay TV units.

Wireless Subscribers

We finished September with 284 million wireless subscribers, including 1.2 million prepaid subs that TracFone acquired from T-Mobile in August. We added 750 thousand postpaid clients—334 thousand from Brazil, 168 thousand from Mexico and 141 thousand from Colombia—and, excluding the subscribers coming from T-Mobile, disconnected 881 thousand prepaid subs. Our postpaid subscriber base expanded 5.7% year-on-year.

The best performing operations in terms of overall subscriber growth were Chile and the Argentinean block, reflecting increases of 5.7% and 5.1%, respectively, with our client base in the Central American block up 5.0%.

Wireless Subscribers as of September 2016
	Total(1) (Thousands)
Country	Sep’16	Jun’16	Var.%	Sep’15	Var.%
Argentina, Paraguay and Uruguay	23,204	22,976	1.0%	22,075	5.1%
Austria & CEE	20,732	20,482	1.2%	20,192	2.7%
Brazil	63,519	64,264	-1.2%	70,353	-9.7%
Central America	15,880	15,773	0.7%	15,120	5.0%
Caribbean	5,426	5,373	1.0%	5,225	3.8%
Chile	6,500	6,476	0.4%	6,152	5.7%
Colombia	28,489	28,260	0.8%	28,931	-1.5%
Ecuador	8,915	8,864	0.6%	9,273	-3.9%
Mexico	72,740	73,108	-0.5%	72,994	-0.3%
Peru	12,029	11,954	0.6%	12,354	-2.6%
USA	26,486	25,321	4.6%	25,726	3.0%
Total Wireless Lines	283,920	282,851	0.40%	288,395	-1.6%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed Revenue Generating Units

After adding 628 thousand new fixed-RGUs, we had a total of 82.3 million fixed units, 3.1% more than the prior year. The increase was mainly driven by broadband that increased 8.3% over the year after connecting 505 thousand new accesses. PayTV topped 22 million units, having risen 2.1% year-on-year due to an expansion of the operations in Central America, the Caribbean and Europe. The number of landlines remained practically unchanged at 33.7 million.

Brazil is our largest operation with nearly 37 million fixed accesses, up 0.6% year-on-year, with broadband accesses expanding 7.1%. In Mexico we ended the quarter with 21.9 million fixed RGUs including just over 9 million broadband connections, 3.8% more than a year before. Colombia continued to increase its fixed base, which was up 8.2% annually, and had 6.2 million RGUs. Peru and Central America were our fastest growing operations, at 10.2% and 8.7%, respectively.

Fixed-Line and Other Accesses (RGUs) as of September 2016
	Total(1) (Thousands)
Country	Sep’16	Jun’16	Var.%	Sep’15	Var.%
Argentina, Paraguay and Uruguay	603	588	2.4%	579	4.2%
Austria & CEE	5,607	5,609	0.0%	4,769	17.6%
Brazil	36,983	36,809	0.5%	36,766	0.6%
Central America	5,273	5,183	1.8%	4,851	8.7%
Caribbean	2,633	2,601	1.2%	2,471	6.5%
Chile	1,304	1,283	1.7%	1,232	5.8%
Colombia	6,187	6,055	2.2%	5,719	8.2%
Ecuador	353	354	-0.4%	374	-5.7%
Mexico	21,884	21,722	0.7%	21,709	0.8%
Peru	1,480	1,475	0.3%	1,343	10.2%
Total RGUs	82,307	81,679	0.8%	79,815	3.1%
(1) Fixed Line, Broadband and Pay TV (Cable & DTH)

América Móvil Consolidated Results

Throughout the third quarter economic activity showed signs of renewed strength in some of the major Latin American markets, including Mexico and Brazil, and financial flows in the international capital markets remained fairly stable. As there were no imminent threats of an increase in rates by the FED—the earliest move would have been in mid-September—bond issuance throughout the summer holidays took place at un-seasonally high levels. Latam currencies traded within narrow ranges with the notable exception of the Mexican peso that since the prior quarter had developed an increasingly negative correlation with the U.S. election. As these appeared to increase throughout September, the Mexican peso plummeted vs. the dollar, going from 18.3 pesos to the dollar at the end of June to nearly 20 pesos to the dollar towards the end of September. As of the day of this report, the dollar was trading at 18.8 pesos per dollar.

Our third quarter revenues totaled 250 billion pesos: they were up 11.8% in Mexican peso terms and 3.1% at constant exchange rates from the year-earlier quarter. Service revenues were practically flat year-on-year at constant exchange rates, which represents a 2 percentage-point improvement with respect to the annual growth rate observed in the second quarter. The main factor behind the improvement was the renewed dynamism of mobile data revenues, whose year-on-year rate of growth rose from 4.1% in the second quarter to 7.7% in the third. Fixed-broadband revenues expanded at a slightly faster pace, 8.8% vs. 7.9%, whereas PayTV revenues maintained their trend at 6.1%. Voice revenues—both fixed and mobile—declined somewhat less rapidly in the third than in the second quarter.

From a regional perspective, the sequential improvement in the annual rate of growth was 1.5 percentage points in each of the South American and European blocks, 0.7 percentage points in the Caribbean and 0.5 percentage points in Mexico; only the Central American block registered somewhat slower service revenue growth, 4.4% in the third vs. 5.1% in the second quarter.

The stronger revenue base brought about a marked increase in EBITDA. In Mexican peso terms it rose 11.1% sequentially and 1.5% on a year-on-year basis, to 67.7 billion pesos. At constant exchange rates EBITDA, while still down year-on-year 5.4%, exhibited a notable recovery from the 13.2% decline posted the prior quarter; an improvement of nearly 8 percentage points. With only two exceptions, EBITDA margins were up or stayed flat across the board. The median EBITDA margin of our operations rose from 31.9% in the second quarter to 33.2% in the third.

Whereas our third quarter operating profits, 30 billion pesos, were still 14.5% below those of the prior year, on a sequential basis they jumped 16.7% buoyed by the EBITDA increase.  Our comprehensive financing costs totaled 24.7 billion pesos, including a foreign exchange loss of 10.4 billion pesos, 12.4% lower than that of the prior quarter and 77.0% below that of the year-earlier quarter.

Our net income totaled 2.1 billion pesos in the quarter and was equivalent to 3 peso cents per share or 3 dollar cents per ADR.

In the nine months to September our cash flow, as well as the unwinding of certain currency hedges, allowed us to fund capital expenditures in the amount of 100.5 billion pesos and reduce net debt by 19.0 billion pesos. In addition to these, we distributed a net amount of 9.6 billion in dividends and share buybacks, which were partly funded by distributions received from our investments in Europe and the sale of part of our stake in Telekom Austria.

It is important to note that our gross debt has come down by the equivalent of 3.5 billion dollars since December. Our dollar-denominated obligations were reduced by 4.3 billion dollars in the period, including the amortization in September of two bond issues with a face value of 2.7 billion dollars. Considering the equity credit given to our hybrid bond issues and the market value of our currency derivatives, our ratio of net debt to LTM EBITDA came in at 2.2x, similar to the one of the second quarter.

América Móvil’s Income Statement (IFRS) Millions of Mexican pesos
	3Q16	3Q15	Var.%	Jan-Sep 16	Jan-Sep 15	Var.%
Service Revenues	214,261	196,324	9.1%	608,372	583,588	4.2%
Equipment Revenues	35,449	27,110	30.8%	97,706	79,718	22.6%
Total Revenues	249,710	223,435	11.8%	706,078	663,306	6.4%
Cost of Service	80,948	70,730	14.4%	228,538	205,434	11.2%
Cost of Equipment	41,853	34,144	22.6%	119,337	102,343	16.6%
Selling, General & Administrative Expenses	57,961	49,636	16.8%	163,366	146,708	11.4%
Others	1,218	2,170	-43.9%	4,390	5,503	-20.2%
Total Costs and Expenses	181,981	156,680	16.1%	515,632	459,988	12.1%
EBITDA	67,729	66,755	1.5%	190,446	203,318	-6.3%
% of Total Revenues	27.1%	29.9%		27.0%	30.7%
Depreciation & Amortization	37,671	31,593	19.2%	106,588	94,126	13.2%
EBIT	30,058	35,162	-14.5%	83,858	109,192	-23.2%
% of Total Revenues	12.0%	15.7%		11.9%	16.5%
Net Interest Expense	8,016	6,991	14.7%	22,204	18,903	17.5%
Other Financial Expenses	6,371	-13,220	148.2%	11,887	-20,707	157.4%
Foreign Exchange Loss	10,355	45,105	-77.0%	24,020	75,873	-68.3%
Comprehensive Financing Cost (Income)	24,742	38,875	-36.4%	58,111	74,069	-21.5%
Income & Deferred Taxes	1,975	-1,618	222.0%	8,745	12,887	-32.1%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	3,341	-2,094	259.5%	17,002	22,236	-23.5%
Equity Participation in Results of Affiliates	65	-22	n.m.	135	-1,410	109.6%
Minority Interest	-1,283	-768	-67.0%	-2,515	-1,434	-75.4%
Net Income	2,123	-2,884	173.6%	14,622	19,392	-24.6%
n.m. Not meaningful

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Sep'16	Dic'15	Var.%		Sep'16	Dic'15	Var.%

Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Ivestments	75,170	101,508	-25.9%	Short Term Debt*	79,168	119,590	-33.8%
Accounts Receivable	197,381	196,123	0.6%	Accounts Payable	293,518	249,632	17.6%
Other Current Assets	23,145	18,124	27.7%	Other Current Liabilities	64,270	56,313	14.1%
Inventories	40,355	35,577	13.4%		436,955	425,535	2.7%
	336,050	351,332	-4.3%

Non Current Assets				Non Current Liabilities
Plant & Equipment	663,037	573,529	15.6%	Long Term Debt	626,061	563,627	11.1%
Investments in Affiliates	3,573	3,111	14.9%	Other Non Current Liabilities	167,113	146,470	14.1%
					793,174	710,097	11.7%
Deferred Assets
Goodwill (Net)	148,711	137,114	8.5%
Intangible Assets	126,262	101,750	24.1%	Shareholder's Equity	236,265	160,854	46.9%
Deferred Assets	188,761	129,652	45.6%

Total Assets	1,466,394	1,296,487	13.1%	Total Liabilities and Equity	1,466,394	1,296,487	13.1%

*Includes current portion of Long Term Debt.

Financial Debt of América Móvil Millions of U.S. Dollars
	Sep-16	Dec -15
Peso denominated debt	5,264	5,022
Bonds and other securities	3,812	4,869
Banks and others	1,452	153
U.S. Dollar - denominated debt	10,694	14,965
Bonds and other securities	9,936	12,670
Banks and others	758	2,295
Euro Denominated Debt	15,248	14,204
Bonds and other securities	15,010	13,778
Banks and others	238	425
Debt denominated in other currencies	4,959	5,516
Bonds and other securities	4,789	5,343
Banks and others	170	174
Total Debt*	36,165	39,707
Cash, Marketable Securities and Short Term Financial Investments	3,832	5,899
Net Debt**	32,333	33,808
*Includes the full face value of our hybrid bonds. **Does not include the net value of our derivatives position.

Mexico

We finished September with 72.7 million mobile subscribers as we added 168 thousand postpaid clients and disconnected 536 thousand prepaid subscribers. Our postpaid base has increased 8.5% from a year ago whereas our prepaid base is down 1.9%. On the fixed line platform we had 21.9 million fixed-RGUs, with fixed-broadband accesses up 3.8% to 9.0 million, and voice lines down 1.2% year-on-year.

Revenues totaled 66.5 billion pesos, with service revenues of 49.7 billion pesos down 10.2% from the year-earlier quarter. For the first time in four quarters, the rate of decline of service revenues did not rise but declined slightly relative to the prior quarter. The improvement is basically attributable to mobile prepaid revenues.

EBITDA came in at 20.7 billion pesos, representing a 31.1% EBITDA margin relative to total revenues.  It still declined at a faster rate in the year-on-year comparisons relative to the prior quarter, but may improve following the stabilization of service revenues.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	66,480	68,138	-2.4%	196,414	202,759	-3.1%
Total Service Revenues	49,681	55,344	-10.2%	150,311	166,190	-9.6%
Wireless Revenues	42,893	44,443	-3.5%	126,430	132,464	-4.6%
Service Revenues	28,060	33,162	-15.4%	85,272	100,426	-15.1%
Equipment Revenues	14,750	11,131	32.5%	40,079	31,720	26.4%
Fixed Line and Other Revenues	25,538	25,369	0.7%	75,486	75,028	0.6%
EBITDA	20,692	27,442	-24.6%	65,380	83,409	-21.6%
% total revenues	31.1%	40.3%		33.3%	41.1%
EBIT	13,802	20,975	-34.2%	45,378	64,040	-29.1%
%	20.8%	30.8%		23.1%	31.6%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	72,740	72,994	-0.3%
Postpaid	11,787	10,866	8.5%
Prepaid	60,953	62,128	-1.9%
MOU	442	263	68.1%
ARPU (MxP)	128	152	-15.7%
Churn (%)	4.5%	3.9%	0.6
Revenue Generating Units (RGUs) *	21,884	21,709	0.8%
Fixed Lines	12,845	12,998	-1.2%
Broadband	9,039	8,711	3.8%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

At 23.2 million at the end of September, our wireless subscriber base was up 5.1% year-over-year. On the fixed-line platform RGUs grew 4.2% annually on the back of fixed voice; we have now 603 thousand RGUs in the region.

Total revenues, 10.3 billion Argentinean pesos, jumped 42.0% year-on-year with service revenues expanding 38.6% and equipment revenues 55.6%. Mobile data was the main driver of growth, with revenues shooting up 66.9%; they now represent over 60% of service revenues. On the fixed platform we saw revenues rising 58.0% over the year.

EBITDA of 3.4 billion Argentinean pesos was 34.3% above last year’s with an    EBITDA margin equivalent to 33.4% of revenues.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	10,281	7,238	42.0%	28,778	20,703	39.0%
Total Service Revenues	8,025	5,789	38.6%	15,398	12,434	23.8%
Wireless Revenues	9,655	6,832	41.3%	27,007	19,514	38.4%
Service Revenues	7,397	5,382	37.4%	20,513	15,129	35.6%
Equipment Revenues	2,255	1,450	55.6%	6,481	4,385	47.8%
Fixed Line and Other Revenues	695	440	58.0%	1,971	1,294	52.3%
EBITDA	3,432	2,555	34.3%	9,828	7,166	37.2%
% total revenues	33.4%	35.3%		34.2%	34.6%
EBIT	2,638	2,022	30.5%	7,621	5,718	33.3%
%	25.7%	27.9%		26.5%	27.6%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	23,204	22,075	5.1%
Postpaid	2,460	2,668	-7.8%
Prepaid	20,744	19,407	6.9%
MOU	100	116	-13.0%
ARPU (ARP)	107	82	29.6%
Churn (%)	2.3%	1.7%	0.6
Revenue Generating Units (RGUs) *	603	579	4.2%

* Fixed Line, Broadband and PayTV.

Brazil

Our Brazilian operations ended the quarter with just over 100 million accesses. On the mobile platform, we had 63.5 million subscribers after net disconnections of 746 thousand. On the postpaid segment we had strong net additions, 334 thousand, for a 7.1% year-on-year increase on our postpaid subscriber base.

On the fixed-line platform, RGUs were just shy of 37 million access lines. Our fixed broadband accesses, 8.7 million, were up 7.1% relative to the prior year, after connecting 149 thousand new accesses in the quarter. On PayTV we had over 16 million units, after adding 51 thousand new clients in the quarter.

Third quarter revenues remained practically unchanged compared to those obtained a year before and topped nine billion reais. Service revenues improved 0.9% sequentially and 0.2% annually as mobile data revenues, although still lagging those of last year at -5.5%, recovered markedly from the prior quarter when they were down almost 14% from the year before. In absolute terms fixed data revenues continued to be the main driver of growth, expanding 11.6% year-on-year.

EBITDA of 2.4 billion reais was down 2.2% from the year before, as the EBITDA margin fell to 26.5% from 27.1%, mostly on account of subscriber acquisition costs; our core EBITDA (before acquisition costs) was actually flat year-on-year.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	9,074	9,064	0.1%	27,112	27,172	-0.2%
Total Service Revenues	8,826	8,809	0.2%	26,279	26,253	0.1%
Wireless Revenues	2,910	3,149	-7.6%	8,863	9,689	-8.5%
Service Revenues	2,664	2,900	-8.1%	8,037	8,793	-8.6%
Equipment Revenues	247	249	-0.8%	828	896	-7.5%
Fixed Line and Other Revenues	6,164	5,915	4.2%	18,249	17,483	4.4%
EBITDA	2,408	2,461	-2.2%	7,144	7,282	-1.9%
% total revenues	26.5%	27.1%		26.3%	26.8%
EBIT	224	450	-50.1%	565	1,351	-58.2%
%	2.5%	5.0%		2.1%	5.0%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	63,519	70,353	-9.7%
Postpaid	17,285	16,137	7.1%
Prepaid	46,233	54,216	-14.7%
MOU	94	97	-3.2%
ARPU (BrL)	14	14	2.3%
Churn (%)	3.8%	3.5%	0.3
Revenue Generating Units (RGUs) *	36,983	36,766	0.6%
* Fixed Line, Broadband and Television

Chile

At the end of September our wireless subscriber base was up 5.7% from the year before to 6.5 million, with our postpaid subscriber base increasing 8.2%. We also had a total of 1.3 million fixed-RGUs, 5.8% more than in 2015 with broadband accesses rising 16.2% in the period.

Third quarter revenues of 188 billion Chilean pesos were 1.3% higher from the year-earlier quarter. Service revenues posted an annual increase of 5.3%. Mobile service revenues—that account for 60% of the total—rose on the on the back of mobile data revenues, up 16.0% year-on-year. On the fixed line platform, we saw data revenues rising 7.8% and voice revenues 6.4% over the year.

The quarter’s EBITDA of 20.3 billion Chilean pesos surged 81.3% from the year before. The EBITDA margin stood at 10.8% of revenues, 4.8 percentage points more than a year earlier.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	187,836	185,461	1.3%	554,260	555,841	-0.3%
Total Service Revenues	172,493	163,817	5.3%	506,217	483,038	4.8%
Wireless Revenues	122,462	122,797	-0.3%	362,614	370,767	-2.2%
Service Revenues	107,230	101,136	6.0%	314,096	298,206	5.3%
Equipment Revenues	15,343	21,644	-29.1%	48,043	72,803	-34.0%
Fixed Line and Other Revenues	70,975	68,041	4.3%	208,378	200,547	3.9%
EBITDA	20,297	11,197	81.3%	47,424	32,304	46.8%
% total revenues	10.8%	6.0%		8.6%	5.8%
EBIT	-32,685	-41,346	20.9%	-111,100	-122,395	9.2%
%	-17.4%	-22.3%		-20.0%	-22.0%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	6,500	6,152	5.7%
Postpaid	1,539	1,422	8.2%
Prepaid	4,961	4,730	4.9%
MOU	149	149	-0.1%
ARPU (ChP)	5,626	5,617	0.2%
Churn (%)	5.7%	5.3%	0.5
Revenue Generating Units (RGUs) *	1,304	1,232	5.8%
* Fixed Line, Broadband and Television

Colombia

Our wireless subscriber base reached 28.5 million clients at the end of September after adding 229 thousand wireless subscribers in the quarter, the highest figure since 2014. On the postpaid segment, our client base was up 6.8% after net adds of 141 thousand. On the fixed-line platform we continued to make important inroads: the overall RGU base was up 8.2% with fixed lines and broadband accesses growing by more than 11% with respect to the year-earlier quarter.

Third quarter revenues of 2.7 trillion Colombian pesos were 2.7% lower than those obtained a year before. Service revenues declined 2.9% year-on-year, in what was their best performance in six quarters. All business lines showed double-digit growth; five of them were growing faster than in the prior quarter. Data revenues were up 18.6% on the mobile platform and 10.1% on the fixed, while PayTV revenues expanded 17.6% over the year and even fixed voice had an exceptional quarter, growing 18.5% annually.

At just over one trillion Colombian pesos, third quarter EBITDA was 4.0% lower than a year before and equivalent to 37.7% of revenues.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	2,734	2,810	-2.7%	8,134	8,461	-3.9%
Total Service Revenues	2,199	2,265	-2.9%	6,551	6,850	-4.4%
Wireless Revenues	1,991	2,143	-7.1%	5,979	6,524	-8.4%
Service Revenues	1,446	1,593	-9.2%	4,360	4,879	-10.6%
Equipment Revenues	528	540	-2.1%	1,562	1,606	-2.8%
Fixed Line and Other Revenues	773	686	12.7%	2,234	1,984	12.6%
EBITDA	1,030	1,073	-4.0%	2,966	3,275	-9.4%
% total revenues	37.7%	38.2%		36.5%	38.7%
EBIT	582	672	-13.4%	1,647	2,105	-21.8%
%	21.3%	23.9%		20.2%	24.9%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers* (thousands)	28,489	28,931	-1.5%
Postpaid	6,224	5,827	6.8%
Prepaid	22,265	23,104	-3.6%
MOU	212	207	2.3%
ARPU (COP)	16,854	18,087	-6.8%
Churn (%)	4.2%	4.5%	(0.3)
Revenue Generating Units (RGUs)**	6,187	5,719	8.2%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television
** Fixed Line, Broadband and Television

Ecuador

Having added 51 thousand clients in the quarter, we finished September with 8.9 million wireless subscribers in Ecuador, 3.9% less than in 2015. However, in the postpaid segment we registered an annual increase of 5.8%. On top of that, we had 353 thousand fixed-RGUs.

Total revenues of 356 million dollars were down 10.2% from the year before, partly reflecting a set of new taxes that we must net-out. In absence of such charges the decline in revenues would have been closer to 8.8%. We continue to have pressure on pricing, very much on account of the current economic recession, probably the worst since the adoption of the dollar currency back in 2000.

The quarter’s EBITDA of 154 million dollars was equivalent to 43.3% of revenues. Extraordinary items booked in the third quarter of 2015 affect the annual comparison that resulted in a 34% year-on-year increase in EBITDA.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	356	396	-10.2%	1,085	1,212	-10.5%
Total Service Revenues	303	348	-12.8%	934	1,064	-12.2%
Wireless Revenues	343	383	-10.4%	1,047	1,172	-10.7%
Service Revenues	291	335	-13.1%	897	1,026	-12.6%
Equipment Revenues	52	48	8.4%	150	146	2.6%
Fixed Line and Other Revenues	16	16	-1.9%	47	48	-3.3%
EBITDA	154	115	34.3%	458	463	-1.1%
% total revenues	43.3%	29.0%		42.2%	38.2%
EBIT	102	64	60.0%	302	311	-2.7%
%	28.7%	16.1%		27.9%	25.6%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	8,915	9,273	-3.9%
Postpaid	2,659	2,513	5.8%
Prepaid	6,256	6,759	-7.4%
MOU	214	187	14.1%
ARPU (US$)	11	12	-6.3%
Churn (%)	3.4%	5.9%	(2.6)
Revenue Generating Units (RGUs) *	353	374	-5.7%
* Fixed Line, Broadband and Television

Peru

We finished September with just over 12 million wireless subscribers, with net additions of 75 thousand in the quarter. As regards postpaid, we ended the quarter with 4.1 million contract clients, 2.6% more than a year before. On the fixed line platform we had 1.5 million fixed RGUs, up 10.2%, with broadband accesses jumping 26.7% in the period.

Revenues of 1.3 billion soles were 1.2% lower than a year before as equipment revenues fell 6.6%. Service revenues were practically flat relative to the year-earlier quarter, their best showing in four quarters. Mobile data was the main factor behind the recovery in revenues that went up from 7.4% in the second quarter to 12.9% in the third.

EBITDA came in at 245 million soles and was equivalent to 18.5% of revenues. The contraction in EBITDA, 30.6% year-on-year, was to a large extent determined by the elimination of assymetric termination rates.

After only two months of getting the spectrum for 4G-LTE, we have fully covered the city of Lima and have continued with the roll-out in other cities. We have materially improved the quality of mobile data services and doubled the speeds in the areas in which this technology is available.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	1,322	1,338	-1.2%	3,864	3,992	-3.2%
Total Service Revenues	1,143	1,146	-0.3%	3,376	3,479	-2.9%
Wireless Revenues	1,102	1,138	-3.2%	3,225	3,408	-5.4%
Service Revenues	913	938	-2.7%	2,707	2,877	-5.9%
Equipment Revenues	175	190	-8.2%	481	507	-5.2%
Fixed Line and Other Revenues	220	200	10.2%	640	584	9.6%
EBITDA	245	353	-30.6%	710	1,081	-34.3%
% total revenues	18.5%	26.4%		18.4%	27.1%
EBIT	66	192	-65.4%	195	616	-68.4%
%	5.0%	14.4%		5.0%	15.4%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	12,029	12,354	-2.6%
Postpaid	4,094	3,990	2.6%
Prepaid	7,936	8,363	-5.1%
MOU	188	163	15.4%
ARPU (Sol)	25	25	0.0%
Churn (%)	5.6%	4.6%	1.0
Revenue Generating Units (RGUs) *	1,480	1,343	10.2%
* Fixed Line, Broadband and Television

Central America

All-in, we had a total of 15.9 million wireless subscribers at the end of September, 5.0% more than a year before, after 106 thousand net additions. The postpaid subscriber base reported an 8.9% growth in annual terms. Fixed RGUs were 5.3 million, 8.7% more than the prior year, on the back of broadband accesses that jumped 18.6% in the period to 2.4 million.

Revenues of 568 million dollars were up 3.6% year-on-year, with service revenues rising 3.0% driven by double-digit data revenue growth—13.9% on the mobile platform and 12.9% on the fixed. PayTV revenues were up 7.7% year-on-year while wireless voice revenues declined 2.7%.

The quarter’s EBITDA of 195 million dollars was 7.1% higher than a year before. At 34.4% of revenues, the EBITDA margin came in 1.1 percentage points above that of the year-earlier quarter.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	568	548	3.6%	1,682	1,609	4.5%
Total Service Revenues	528	513	3.0%	1,570	1,512	3.8%
Wireless Revenues	386	368	4.7%	1,141	1,072	6.4%
Service Revenues	344	332	3.7%	1,025	972	5.4%
Equipment Revenues	39	35	14.2%	111	96	15.5%
Fixed Line and Other Revenues	186	182	1.9%	553	545	1.4%
EBITDA	195	182	7.1%	582	538	8.0%
% total revenues	34.4%	33.3%		34.6%	33.4%
EBIT	49	25	94.4%	164	82	99.2%
%	8.7%	4.6%		9.7%	5.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	15,880	15,120	5.0%
Postpaid	2,334	2,144	8.9%
Prepaid	13,545	12,975	4.4%
MOU	162	187	-13.4%
ARPU (US$)	7	8	-2.4%
Churn (%)	6.3%	5.7%	0.6
Revenue Generating Units (RGUs) *	5,273	4,851	8.7%
* Fixed Line, Broadband and Television

Caribbean

Net additions in the third quarter came in at 53 thousand subs, 64.9% more than in the prior year mostly on improvements in Puerto Rico, to finish the quarter with 5.4 million wireless subscribers, 3.8% more than a year before. The growth rate on the postpaid base was 8.2% having registered 25 thousand new contract clients. Fixed-RGUs of 2.6 million were 6.5% greater than a year before with PayTV clients growing 16.3%.

Revenues were just shy of 500 million dollars; they were 2.4% higher than in the same quarter of 2015. The increase in revenues is partly linked to a methodological change in Puerto Rico in relation to the booking of revenues associated with sales of mobile devices under financing plans. The change was already made in the second quarter and is continuing thereafter; it is now being extended to the first quarter as well.

Service revenues were slightly higher than those registered a year before, 0.4%, with PayTV revenues growing the fastest, 18.5% in annual terms, followed by mobile data that continues to gain momentum and expanded 11.3% over the year; it already represents 46% of the wireless service revenues. On the other hand, voice revenues came down 11.9% on the mobile platform and 2.1% on the fixed.

Third quarter EBITDA was up 7.6% over the year to 166 million dollars. The EBITDA margin was 33.4% of revenues in the third quarter up from 31.8% a year before.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	496	484	2.4%	1,462	1,437	1.7%
Total Service Revenues	431	430	0.4%	1,296	1,302	-0.5%
Wireless Revenues	278	269	3.4%	820	798	2.7%
Service Revenues	222	220	0.8%	672	679	-1.1%
Equipment Revenues	57	50	15.3%	151	121	24.2%
Fixed Line and Other Revenues	217	215	1.1%	642	638	0.5%
EBITDA	166	154	7.6%	455	472	-3.5%
% total revenues	33.4%	31.8%		31.1%	32.8%
EBIT	101	71	42.0%	240	221	8.6%
%	20.3%	14.6%		16.5%	15.4%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. 2015 reflects adjusted figures.

Caribbean Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	5,426	5,225	3.8%
Postpaid	1,763	1,630	8.2%
Prepaid	3,663	3,596	1.9%
MOU	278	288	-3.5%
ARPU (US$)	14	14	-2.6%
Churn (%)	3.7%	3.5%	0.2
Revenue Generating Units (RGUs) *	2,633	2,471	6.5%
* Fixed Line, Broadband and Television

United States

In the third quarter we acquired 1.2 million subscribers from T-Mobile’s WalMart Family Mobile and finished September with 26.5 million clients, 3.0% more than a year before.

The quarter’s revenues were 1.9 billion dollars, 9.7% greater than in the prior year, with equipment revenues rising 48.6% and service revenues growing 5.8%. The quarter’s EBITDA of 148 million dollars was 41.1% greater than in 2015 and was equivalent to 7.9% of revenues. In absence of the acquisition, our revenues would have grown 6.8% in annual terms and the EBITA expansion would have been 37.2%.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	1,888	1,722	9.7%	5,419	5,228	3.6%
Service Revenues	1,657	1,566	5.8%	4,785	4,720	1.4%
Equipment Revenues	231	156	48.6%	633	508	24.7%
EBITDA	148	105	41.1%	387	516	-25.0%
% total revenues	7.9%	6.1%		7.1%	9.9%
EBIT	135	94	43.7%	351	482	-27.1%
%	7.2%	5.5%		6.5%	9.2%

United States Operating Data (IFRS)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	26,486	25,726	3.0%
MOU	483	508	-4.8%
ARPU (US$)	22	20	6.6%
Churn (%)	4.3%	4.1%	0.3

Telekom Austria Group

Our operations in Europe ended September with 20.7 million wireless subscribers, 2.7% more than in 2015. We added 68 thousand postpaid subscribers and 182 thousand prepaid ones, with our postpaid base increasing 3.9% year-on-year. On the fixed-line platform we had 5.6 million fixed RGUs, 17.6% more than in the prior year, reflecting in part acquisitions made in the last quarter of 2015.

Total revenues of nearly 1.1 billion euros in the third quarter were up 1.4% (proforma) year-on-year in euro terms with service revenues slightly down: -0.5%. At constant exchange rates, service revenues were up 1.0% on the back of improvements in Croacia and Belarus. In Austria, service revenues remained practically unchanged as compared to last year’s, even in spite of the elimination of roaming charges in the European Union.

Third quarter EBITDA 416 million euros was up 7.5% year-on-year and the EBITDA margin stood at 38.7%. At constant exchange rates, EBITDA would have risen 9.7% over the period. The annual comparison is affected by extraordinary items booked in Austria.

We will host our conference call to discuss 3Q16 financial and operating results on October 28th at 9:00am Mexico City time. To access the call please log on to www.americamovil.com/investors.

INCOME STATEMENT (IFRS) - Telekom Austria Group- Pro-forma Millions of Euros
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Total Revenues	1,073	1,059	1.4%	3,113	3,124	-0.3%
Total Service Revenues	962	966	-0.5%	2,804	2,870	-2.3%
Wireless Revenues	683	673	1.4%	1,959	1,971	-0.7%
Service Revenues	558	570	-2.1%	1,610	1,660	-3.0%
Equipment Revenues	105	86	22.0%	289	235	22.8%
Fixed Line and Other Revenues	390	385	1.3%	1,155	1,152	0.2%
EBITDA	416	386	7.5%	1,079	1,056	2.1%
% total revenues	38.7%	36.5%		34.7%	33.8%
EBIT	203	187	8.3%	434	444	-2.2%
%	18.9%	17.7%		14.0%	14.2%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Telekom Austria Group Operating Data (IFRS) Pro-forma (1)
	3Q16	3Q15	Var.%
Wireless Subscribers (thousands)	20,732	20,786	-0.3%
Postpaid	14,913	14,642	1.8%
Prepaid	5,819	6,144	-5.3%
MOU	303	301	0.7%
ARPU (Euros)	9	9	-1.8%
Churn (%)	1.9%	1.7%	0.1
Revenue Generating Units (RGUs) *	5,607	5,513	1.7%
(1) 2015 figures adjusted for acquisitions in Bulgaria, Croacia and Macedonia. * Fixed Line, Broadband and Television.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

Gross additions	Total number of subscribers acquired during the period.

Licensed
pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net
subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt
/ EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless
penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
Mexico
EoP	19.50	17.01	14.7%	19.50	17.01	14.7%
Average	18.73	16.41	14.2%	18.27	15.55	17.5%
Brazil
EoP	3.25	3.97	-18.3%	3.25	3.97	-18.3%
Average	3.24	3.54	-8.4%	3.55	3.16	12.4%
Argentina
EoP	15.31	9.42	62.5%	15.31	9.42	62.5%
Average	14.94	9.25	61.6%	14.54	8.96	62.2%
Chile
EoP	658	699	-5.8%	658	699	-5.8%
Average	661	676	-2.2%	680	639	6.3%
Colombia
EoP	2,880	3,122	-7.8%	2,880	3,122	-7.8%
Average	2,946	2,938	0.3%	3,065	2,635	16.3%
Guatemala
EoP	7.52	7.68	-2.0%	7.52	7.68	-2.0%
Average	7.55	7.66	-1.4%	7.64	7.66	-0.3%
Honduras
EoP	23.19	22.14	4.8%	23.19	22.14	4.8%
Average	23.06	22.10	4.3%	22.86	22.03	3.8%
Nicaragua
EoP	28.97	27.59	5.0%	28.97	27.59	5.0%
Average	28.79	27.42	5.0%	28.44	27.09	5.0%
Costa Rica
EoP	559	541	3.3%	559	541	3.3%
Average	557	541	2.9%	548	541	1.4%
Peru
EoP	3.40	3.22	5.6%	3.40	3.22	5.6%
Average	3.34	3.21	4.0%	3.37	3.14	7.4%
Paraguay
EoP	5,555	5,636	-1.4%	5,555	5,636	-1.4%
Average	5,545	5,306	4.5%	5,651	5,037	12.2%
Uruguay
EoP	28.44	29.13	-2.4%	28.44	29.13	-2.4%
Average	29.26	28.35	3.2%	30.69	26.57	15.5%
Dominican Republic
EoP	46.41	45.36	2.3%	46.41	45.36	2.3%
Average	46.06	45.19	1.9%	45.90	44.95	2.1%
Austria & CEE
EoP	0.89	0.89	-0.5%	0.89	0.89	-0.5%
Average	0.90	0.90	-0.3%	0.90	0.90	-0.1%

Exchange Rates Local Currency Units per MxP
	3Q16	3Q15	Var.%	Jan - Sep 16	Jan - Sep 15	Var.%
USA
EoP	0.05	0.06	-12.8%	0.05	0.06	-12.8%
Average	0.05	0.06	-12.4%	0.05	0.06	-14.9%
Brazil
EoP	0.17	0.23	-28.7%	0.17	0.23	-28.7%
Average	0.17	0.22	-19.7%	0.19	0.20	-4.3%
Argentina
EoP	0.79	0.55	41.7%	0.79	0.55	41.7%
Average	0.80	0.56	41.5%	0.80	0.58	38.0%
Chile
EoP	33.7	41.1	-17.9%	33.7	41.1	-17.9%
Average	35.3	41.2	-14.4%	37.2	41.1	-9.5%
Colombia
EoP	148	184	-19.5%	148	184	-19.5%
Average	157	179	-12.2%	168	169	-1.0%
Guatemala
EoP	0.39	0.45	-14.5%	0.39	0.45	-14.5%
Average	0.40	0.47	-13.7%	0.42	0.49	-15.1%
Honduras
EoP	1.19	1.30	-8.6%	1.19	1.30	-8.6%
Average	1.23	1.35	-8.6%	1.25	1.42	-11.7%
Nicaragua
EoP	1.49	1.62	-8.4%	1.49	1.62	-8.4%
Average	1.54	1.67	-8.0%	1.56	1.74	-10.6%
Costa Rica
EoP	28.66	31.81	-9.9%	28.66	31.81	-9.9%
Average	29.71	32.96	-9.9%	30.00	34.77	-13.7%
Peru
EoP	0.17	0.19	-7.9%	0.17	0.19	-7.9%
Average	0.18	0.20	-8.9%	0.18	0.20	-8.6%
Paraguay
EoP	285	331	-14.0%	285	331	-14.0%
Average	296	323	-8.5%	309	324	-4.5%
Uruguay
EoP	1.46	1.71	-14.8%	1.46	1.71	-14.8%
Average	1.56	1.73	-9.6%	1.68	1.71	-1.7%
Dominican Republic
EoP	2.38	2.67	-10.8%	2.38	2.67	-10.8%
Average	2.46	2.75	-10.7%	2.51	2.89	-13.1%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact